[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 15, 2013

VIA EDGAR AND FEDEX

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.
Registration Statement on Form S-11
Filed June 27, 2013
File No. 333-189643

Dear Mr. McTiernan:

On behalf of CBS Outdoor Americas Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-11 filed with the Commission on June 27, 2013 (the “Registration Statement”) contained in your letter dated July 23, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission via EDGAR on the date hereof, and five courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement have been sent to you under separate cover.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

General

1.	In your next amended filing, please identify the lead underwriter or provide us with a full explanation of why the information cannot be included. Please note that, based upon the facts of your response, we may defer further review of the filing. To the extent applicable, also revise your disclosure on page 139 under “relationships with underwriters” to identify each underwriter which has a material relationship with you and state the nature of the relationship.

RESPONSE: The Company supplementally advises the Staff that it has not yet selected a lead or co-lead underwriter(s) for the offering. However, the Company believes that the involvement of underwriters in preparing the Registration Statement has been commensurate with the level of involvement had lead or co-lead underwriter(s) for the offering already been named. The Company does not believe there will be meaningful delay or revisions to the Registrations Statement once one or more underwriter(s) are appointed. The Company will promptly update the Registration Statement to identify one or more underwriters and will state the nature of our relationship accordingly.

Market and Industry Data, page ii

2.	Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE: In response to the Staff’s comment, the Company is providing to the Staff concurrently with the filing of Amendment No. 1, under separate cover and on a supplemental and confidential basis pursuant to Rule 418 of the Securities Act of 1933, copies of support for the quantitative and qualitative business and industry data used throughout the prospectus.

Overview, page 1

3.	We note your disclosure on page 2 that a significant number of your billboards are “legal nonconforming” billboards. Please revise to quantify the number or percentage. In addition, if these billboards are concentrated geographically, please revise to disclose.

RESPONSE: In response to the Staff’s comment, pages 2, 57, 82-83 and 125 of Amendment No. 1 have been revised to note that approximately 75% of the Company’s billboards are “legal nonconforming”. The Company supplementally advises the Staff that “legal nonconforming” billboards are geographically located throughout the country and are not concentrated in any one specific region.

Business Strengths, page 3

4.	Please tell us what the “average cost per thousand impressions” means and clarify what it measures.

RESPONSE: In response to the Staff’s comment, page 3 of Amendment No. 1 has been revised to clarify what “average cost per thousand impressions” measures. The

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

Company supplementally advises the Staff that “average cost per thousand impressions” is a media industry-standard measure that refers to the average cost that advertisers pay for every thousand views of their advertisements on a given medium.

5.	Please expand, where applicable, your discussion on how you intend to get cost efficiencies through “restructured land leases.”

RESPONSE: In response to the Staff’s comment, pages 4 and 85 of Amendment No. 1 have been revised to delete the referenced sentence.

Use of Proceeds, page 38

6.	Please revise to provide the interest rate of the CBS Note or advise. Refer to Instruction 4 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, pages 7, 40, 42 and elsewhere in Amendment No. 1 have been revised. The Company supplementally advises the Staff that the CBS Note will bear interest at the short-term applicable federal rate (“AFR”) that is in effect for the month that the note is issued, as published by the Internal Revenue Service (“IRS”). The AFR is currently 0.23%, but is reset monthly and therefore, the actual rate on the CBS Note will not be known until the CBS Note is issued.

Distribution Policy, page 39

7.	Please tell us whether you believe that your historical combined consolidated statements of operations and cash flow data and your unaudited pro forma condensed combined consolidated statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. We note, for example, the disclosure in the risk factors section cautioning investors that such financial information may not be indicative of stand-alone or future results. We may have further comments.

RESPONSE: The Company supplementally advises the Staff that the Company believes that its historical combined consolidated statements of operations and cash flows and unaudited pro forma condensed combined consolidated statements of operations provide investors with a reasonable basis to evaluate its ability to cover the estimated dividend. The Company supplementally advises the Staff that the Company currently expects to set its dividend at a level that is below its historical annual cash flows provided by operating activities after taking into account a provision for capital expenditures based on historical levels and after-tax interest expense from the Formation Borrowing. In response to the Staff’s comment, pages 13 and 41 of Amendment No. 1 have been revised.

Dilution, page 42

8.	Please revise your filing to present an additional line item for your net tangible book value per share prior to the formation transactions.

RESPONSE: In response to the Staff’s comment, page 44 of Amendment No. 1 has been revised.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

Selected Combined Consolidated Financial Data, page 44

9.	The disclosure suggests that you predominantly view FFO and Adjusted FFO as liquidity measures. If so, please revise to reconcile each to net cash flow provided by operating activities in accordance with Item 10(e) of Regulation S-K. To the extent you believe the measures are predominantly performance measures, please revise the disclosure regarding the usefulness of the measures to reflect this view.

RESPONSE: The Company advises the Staff that the Company considers FFO and Adjusted FFO to be predominantly performance measures. As such, pages 16, 48 and 54-55 of Amendment No. 1 have been revised to describe FFO and Adjusted FFO as measures of performance rather than liquidity.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 47

10.	Please revise your filing to present the pro forma statements of operations as if the offering and related events had occurred at the beginning of the fiscal year presented and carried forward through the interim period presented.

RESPONSE: In response to the Staff’s comment, page 49 of Amendment No. 1 has been revised.

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 51

3) Interest Expense, page 51

11.	We note you intend to provide sensitivity information regarding a 1% increase in the interest rate on your Formation Borrowing. Please revise to provide a 1/8% variance instead.

RESPONSE: In response to the Staff’s comment, page 53 of Amendment No. 1 has been revised.

4) Provision for Income Tax, page 52

12.	Please disclose how management calculated the blended statutory tax rates.

RESPONSE: In response to the Staff’s comment, pages 53-54 and F-11 of Amendment No. 1 have been revised to replace the term “blended statutory tax rates” with “effective tax rates” so as to provide consistency between the Company’s description of its tax rate for its Pro Forma Condensed Combined Consolidated Financial Statements and its historical combined consolidated financial statements. The Company has also expanded its disclosure to describe how the effective tax rate is calculated.

5) Other, page 52

13.	On page 77, you disclose that, prior to the completion of this offering, you will enter into various agreements to govern your relationship with CBS. Please tell us if these various agreements are the transition services agreements you are referring to in note 5. To the extent that these are the same agreements, please tell us how you determined it was not necessary to include a pro forma adjustment for these agreements. Please refer to Article 11 of Regulation S-X.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

RESPONSE: The Company supplementally advises the Staff that the various agreements referred to on page 78 of Amendment No. 1 are the transition services agreements we referred to in Note 5 to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. In response to the Staff’s comment, page 54 of Amendment No. 1 has been revised to refer to the same agreements referred to on page 78 and include a pro forma adjustment for the incremental costs associated with these agreements.

Analysis of Interim Results of Operations, page 58

14.	We note your disclosure that “comparable revenues is adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of acquisitions, new agreements, divestitures, and nonrenewals.” Please tell us how you have accounted for the conversion of traditional billboards to digital billboards in your same store analysis.

RESPONSE: The Company respectfully notes that “comparable revenues” does not adjust for the impact of the conversion of traditional static billboards to digital billboards as these conversions are enhancements of an existing billboard and therefore, these sites are in the Company’s portfolio for both periods presented. In response to the Staff’s comment and in order to clarify the components of the calculation, the Company changed the term “comparable revenues” to “same-site revenues” in Amendment No. 1, including on pages 59 and 64. In addition, to supplement the disclosure, the Company has disclosed on page 59 of Amendment No. 1 the revenue variance related to billboards that were digital in the current period compared with revenues generated from that same billboard (whether static or digital) for the same prior-year period.

Three Months Ended March 31, 2013…, page 71

15.	Please provide more detailed disclosure on the drivers of the period over period decline in cash provided by operating activities.

RESPONSE: In response to the Staff’s comment, page 72 of Amendment No. 1 has been revised to further describe the period-over-period decline in cash provided by operating activities.

Investing Activities, page 71

16.	Please tell us if you capitalized personnel costs to your property and equipment or to direct lease acquisition costs. To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment or direct lease acquisition costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

RESPONSE: The Company supplementally advises the Staff that it capitalizes personnel costs directly associated with the building, installation and improvement of its advertising structures and the development and enhancement of its internally developed software as part of property and equipment. The Company does not capitalize general and administrative compensation costs or overhead costs. The Company supplementally advises the Staff

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

that it does not consider the amount of personnel costs capitalized to property and equipment to be material and these amounts do not fluctuate significantly each year. The Company’s direct lease acquisition costs are variable commissions earned by its sales force when a successful rental contract has been executed. The Company does not include salary or overhead costs in direct lease acquisition costs. Due to the short-term nature of the Company’s rental contract terms, the amount of direct lease acquisition costs capitalized is similar to the amount amortized in each year. The Company respectfully notes that the amount of direct lease acquisition costs amortized is disclosed on pages 60 and 65 of Amendment No. 1.

Business and Properties, page 82

17.	Please tell us what consideration you gave to providing more detail regarding your municipal contracts, including revenues derived from significant contracts and significant contract expiration dates.

RESPONSE: The Company supplementally advises the Staff that none of its municipal contracts are individually significant and therefore disclosure of such details would not be meaningful to investors. Among the Company’s analyses was its determination that the gross profit for each individual municipal contract is not significant in relation to the Company’s total gross profit and no municipal contract required filing pursuant to Item 601(b)(10) of Regulation S-K. In addition, the Company supplementally advises the Staff that the amount of revenues attributable to each individual municipal contract is competitively sensitive and disclosing such information would put the Company at a competitive disadvantage. However, the Company has provided revenues derived from its transit contracts by market, on pages 5 and 87 of Amendment No. 1. In addition, the Company has provided, on pages 75 and F-36 of Amendment No. 1, future “guaranteed minimum franchise payments” due under its agreements with municipalities and transit operators, which gives readers the ability to assess the timing of the expirations of its transit contracts in total.

Renovation, Improvement and Development, page 87

18.	Please revise your disclosure to discuss the costs of converting traditional billboards to digital billboards and the increased expenses, if any, of operating and maintaining the digital billboards.

RESPONSE: In response to the Staff’s comment, pages 87-88 of Amendment No. 1 have been revised.

Agreements Between CBS and Us…, page 93

19.	Please revise to provide a brief summary of the term of each separation-related agreement.

RESPONSE: In response to the Staff’s comment, pages 100-101 of Amendment No. 1 have been revised.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

Formation Transactions, page 95

20.	To the extent that any relevant terms of the Formation Borrowing or the Revolving Credit Facility are known although not finalized, please provide such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

RESPONSE: The Company supplementally advises the Staff that it currently expects its Formation Borrowing to consist of a combination of senior notes and a senior term loan, with a portion of such borrowings potentially secured by assets of the Company. However, the types of borrowings and the relevant terms making up the Formation Borrowing and Revolving Credit Facility are not yet known. These terms will primarily be determined by two factors: (1) the credit rating of CBS Outdoor Americas Inc. and (2) market conditions at the time of the Formation Borrowing and the establishment of the Revolving Credit Facility. The credit rating for CBS Outdoor Americas Inc. will be determined by two or more credit rating agencies, after discussions with management, prior to the time of the Formation Borrowing and the establishment of the Revolving Credit Facility. The market conditions for these specific types of financing are difficult to predict prior to execution. The Company supplementally advises the Staff that it will update the Registration Statement to disclose the relevant terms of the Formation Borrowing and Revolving Credit Facility once such terms are known.

The Separation, page 96

21.	Please tell us the status of the three IRS private letter requests or advise.

RESPONSE: During the first quarter of 2013, the Company’s indirect parent, CBS Corporation (“CBS”), submitted one private letter ruling request to the IRS. The request covers certain issues related to (1) the qualification of the split-off described in Amendment No. 1, together with certain related transactions, as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986 and (2) the Company’s qualification to be taxed as a REIT. The request is pending and, while the IRS is continuing its review of CBS’s submission, the IRS has not raised any substantive issues with the ruling requested. The IRS has advised CBS that it has decided to study the current legal standards it uses to define “real estate” for purposes of the REIT provisions of the Internal Revenue Code. CBS has not received an update on the outcome, if any, of such study or the effect of the duration of such study on the issuance of the rulings that CBS has requested. The Company will amend the disclosure in the prospectus as appropriate in accordance with further information received from the IRS.

22.	We note your disclosure that it is not currently certain how CBS will dispose of all the shares of your common stock that it will indirectly own upon the completion of the offering. To the extent you believe that CBS will undertake a distribution of the shares, including through open-market sales, pursuant to an exemption to the registration requirements of the Securities Act, please provide us an analysis demonstrating the basis for such exemption.

RESPONSE: The Company notes the Staff’s comment and advises the Staff that the Company is not aware of any current plans for CBS to distribute its shares of the Company’s common stock pursuant to an exemption to the registration requirements of the Securities Act.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

Financial Statements

Interim Combined Consolidated Statements of Operations, page F-5

23.	Please tell us how management determined that Net (gain) loss on dispositions and any related revenue and expenses from the billboards that were sold is related to continuing operations. Please refer to ASC 205-20.

RESPONSE: The Company supplementally advises the Staff that the net gain on disposition recorded during the three months ended March 31, 2013, primarily relates to the disposition of the majority of the Company’s billboards in Salt Lake City. The Company respectfully notes that this disposition does not qualify as a discontinued operation since these assets do not qualify as a component of the Company as defined by ASC 205-20. The Company advises the Staff that the Salt Lake City market is small in relation to the Company’s overall billboard operation, representing 0.2% of the Company’s total revenues. It cannot be clearly distinguished operationally from the rest of the Company as sales and other key functions of managing and operating these assets are not performed locally in Salt Lake City, but instead are performed at a regional office in Denver. Substantially all of the costs associated with these functions will remain with the continuing entity. As a result, operating results and cash flows of these billboards cannot be clearly distinguished for financial reporting purposes. The Company supplementally advises the Staff that it evaluates each disposition independently and as many of the Company’s larger markets are managed and operated locally, to the extent that they have separately distinguishable operations and cash flows, a future disposition of any such markets would be accounted for as a discontinued operation.

Notes to Interim Combined Consolidated Financial Statements, page F-9

1) Description of Business and Basis of Presentation, page F-9

24.	Please revise your financial statement footnotes to disclose that you have “been advised by the IRS that the IRS has decided to study the current legal standards it uses to define “real estate” for purposes of the REIT provisions of the Code” as you have disclosed in your risk factor on page 27.

RESPONSE: In response to the Staff’s comment, pages F-6 and F-20 of Amendment No. 1 have been revised.

CBS Outdoor Americas Audited Combined Consolidated Financial Statements, page F-17

Basis of Presentation, page F-23

25.	Please disclose how management determines and/or calculated “relative benefit” in determining the allocation of centralized corporate expenses.

RESPONSE: In response to the Staff’s comment, pages 54, 78, F-6, F-9, F-20 and F-26 of Amendment No. 1 have been revised to remove the reference to “relative benefit” and provide an expanded discussion of how management determines its allocation of centralized corporate expenses.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

Property and Equipment, page F-24

26.	You disclose that you expense maintenance costs. However, throughout your filing you identify certain capital expenditures as maintenance. Please tell us the nature of these capital expenditures and tell us how you determined it was appropriate to capitalize these expenditures.

RESPONSE: The Company supplementally advises the Staff that maintenance capital expenditures reflect direct costs to improve the quality of an asset or extend its life by greater than one year. Such expenditures include costs to replace parts of, gain utility efficiencies on, and add safety features to the Company’s structures and sites. The Company separately discloses maintenance capital expenditures in order to indicate spending that does not generate additional revenues but is necessary to maintain the Company’s portfolio of advertising structures. Costs for routine repairs and maintenance, such as light bulb replacement, as well as spending described above which is under a predetermined dollar threshold, are charged to expense as incurred.

Purchase Accounting, page F-24

27.	Please revise your policy note to separately present your policy for business combinations and your policy for asset acquisitions.

RESPONSE: In response to the Staff’s comment, page F-21 of Amendment No. 1 has been revised to separately present the Company’s policies for business combinations and asset acquisitions.

Schedule III, page F-44

28.	We understand it is impracticable to compile initial cost and cost capitalized subsequent to acquisition on a historical basis. Please confirm that you will provide this disclosure for each year subsequent to the formation transactions. This disclosure should provide capitalized costs disaggregated by initial cost for land, initial cost for building/structures, and cost capitalized subsequent to acquisition. Please refer to Rule 12-28 of Regulation S-X.

RESPONSE: For costs capitalized in each year subsequent to the formation transactions, the Company will provide the disclosure required in Schedule III with capitalized costs disaggregated by initial cost for land and structures, and costs capitalized subsequent to acquisition, by region. Attached as Annex A hereto is the proposed format for Schedule III for the year ended December 31, 2014.

Exhibit Index

29.	Please tell us why you have not listed the CBS Note as an exhibit to the registration statement.

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

August 15, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page II-3 to include the CBS Note as an exhibit (to be filed by amendment).

30.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

RESPONSE: The Company is concurrently providing the Staff, under separate cover and on a supplemental and confidential basis pursuant to Rule 418 of the Securities Act of 1933, with draft copies of Exhibits 5.1 and 8.1 to Amendment No. 1.

31.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

RESPONSE: The Company supplementally advises the Staff that it has not determined whether it will include final, executed versions of the agreements disclosed as “form of” exhibits in Amendment No. 1 prior to the effectiveness of the Registration Statement. The Company notes the Staff’s comment and acknowledges that, to the extent the Company does not file final, executed versions of exhibits, such exhibits may not be subsequently incorporated by reference.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro
David E. Shapiro

cc:	Joseph R. Ianniello

CBS Outdoor Americas Inc.

Annex A

CBS OUTDOOR AMERICAS INC.

SCHEDULE III - SCHEDULE OF REAL ESTATE AND

ACCUMULATED DEPRECIATION

AT DECEMBER 31, 2014

(Dollars in millions)

				Cost	Gross Carrying Amount at
		Initial Cost		Capitalized	December 31, 2014 (3)
			Structures and	Subsequent		Structures and		Accumulated	Construction	Acquisition	Useful
Description (1)	Encumbrances	Land	Improvements	to Acquisition	Land	Improvements	Total	Depreciation	Date	Date	Lives

Costs capitalized prior to January 1, 2014
United States	—	(2)	(2)	(2)	(2)	(2)	$—	$—	Various	Various	5 to 20 years
Canada	—	(2)	(2)	(2)	(2)	(2)			Various	Various	5 to 20 years
Mexico	—	(2)	(2)	(2)	(2)	(2)			Various	Various	5 to 20 years
Argentina	—	(2)	(2)	(2)	(2)	(2)			Various	Various	5 to 20 years
Brazil	—	(2)	(2)	(2)	(2)	(2)			Various	Various	5 to 20 years
Uruguay	—	(2)	(2)	(2)	(2)	(2)			Various	Various	5 to 20 years
Chile	—	(2)	(2)	(2)	(2)	(2)			Various	Various	5 to 20 years

							$—	$—

Costs capitalized subsequent to January 1, 2014
United States		$—	$—	$—	$—	$—	$—	$—
Canada
Mexico
Argentina
Brazil
Uruguay
Chile

		$—	$—	$—	$—	$—	$—	$—

Total
United States - xxx,xxx displays							$—	$—	Various	Various	5 to 20 years
Canada - xx,xxx displays							—	—	Various	Various	5 to 20 years
Mexico - x,xxx displays							—	—	Various	Various	5 to 20 years
Argentina - xxx displays							—	—	Various	Various	5 to 20 years
Brazil - xxx displays							—	—	Various	Various	5 to 20 years
Uruguay - x,xxx displays							—	—	Various	Various	5 to 20 years
Chile - x,xxx displays							—	—	Various	Various	5 to 20 years

							$—	$—

(1)	No single asset exceeded 5% of the total gross carrying amount at December 31, 2014
(2)	The information is omitted as it would be impracticable to compile on a site-by-site basis
(3)	Includes sites under construction

The following table summarizes the activity for our real estate assets, which consist of advertising displays, and the related accumulated depreciation.

	2014	2013	2012
Gross real estate assets:
Balance at the beginning of the year	$—	$—	$—
Additions for construction of / improvements to structures
Assets sold or written-off
Foreign exchange

Balance at the end of the year	$—	$—	$—

Accumulated depreciation
Balance at the beginning of the year	$—	$—	$—
Depreciation
Foreign exchange
Assets sold or written-off

Balance at the end of the year	$—	$—	$—